F2P

SPORTS

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What we did until now.



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🌐 f2o Sports está cambiando la forma en que vemos la propiedad deportiva. Ya no es exclusivo de millonarios. Ahora, fanáticos como vos pueden convertirse en propietarios con todos los beneficios. Regístrate hoy y comenzá a explotar tu pasión.

💪 ¿Estás cansado de ser un espectador pasivo del deporte que amás? En f2o Sports, ¡creemos que los fanáticos merecen más! Convertite en propietario de un equipo de fútbol europeo y tené voz en las decisiones reales sobre su futuro. ¡Es hora de unirse al movimiento f2o!

Titles

- Sumate a f2o Sports
- Dueño de un Equipo Europeo

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Main text	🌐 f2o Sports está cambiando la forma en que vemos la propiedad deportiva. Ya no es exclusivo de millonarios. Ahora, fanáticos como tú pueden convertirse en propietarios con todos los beneficios. Regístrate hoy y comienza a ganar dinero con tu pasión.	💪 ¿Estás cansado de ser un espectador pasivo del deporte que amas? En f2o Sports, ¡creemos que los fanáticos merecen más! Conviértete en propietario de un equipo de fútbol europeo y ten voz en las decisiones reales sobre su futuro. ¡Es hora de unirse al movimiento f2o!
Titles	❖ Invierte en f2o ❖ Únete a f2o Sports.	

f2o

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🌟 A f2o Sports lhe oferece a oportunidade de ser dono de um time de futebol, tornar-se um verdadeiro proprietário e ter voz em decisões importantes. Você está pronto para se juntar à revolução esportiva?

🏆 Na f2o Sports, estamos lhe dando a oportunidade de fazer parte da revolução esportiva. Não se trata mais apenas de torcer nas arquibancadas. Trata-se de tomar decisões, ter uma voz e influenciar a direção do seu time e muito mais. Junte-se a nós e vá de Torcedor a Proprietário e faça sua voz ser ouvida.

🌐 A f2o Sports está mudando a forma como vemos a propriedade de esportes. Não é mais exclusiva para milionários/bilionários. Agora, fãs como você podem se tornar proprietários com todos os benefícios. Inscreva-se hoje e comece a ganhar com sua paixão.

Titles

- Junte-se à f2o Sports
- Investa na f2o.

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f2o Sports está cambiando la forma en que vemos la propiedad deportiva. Ya no es exclusivo de millonarios. Ahora, ... Ver más
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f2o Sports está cambiando la forma en que vemos la propiedad deportiva. Ya no es exclusivo de millonarios. Ahora, ... Ver más
DE FAN A DUEÑO: INVERTÍ EN UN CLUB Y CUMPLÍ TU SUEÑO.
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F2osportsla
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f2o Sports está cambiando la forma en que vemos la propiedad deportiva. Ya no es exclusivo de millonarios. Ahora, ... Ver más
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F2osportsla
Publicidad
f2o Sports está cambiando la forma en que vemos la propiedad deportiva. Ya no es exclusivo de millonarios. Ahora, ... Ver más
INVERTÍ
EN UN CLUB
DE FÚTBOL
Y CONVERTITE
EN PROPIETARIO.
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¿Estás cansado de ser un espectador pasivo del deporte que amás? En f2o Sports, ¡creemos que los fanáticos ... Ver más
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F2osportsla
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¿Estás cansado de ser un espectador pasivo del deporte que amás? En f2o Sports, ¡creemos que los fanáticos ... Ver más
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FORMULARIO EN FACEBOOK
Dueño de un Equipo Europeo
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F2osportsla
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¿Estás cansado de ser un espectador pasivo del deporte que amás? En f2o Sports, ¡creemos que los fanáticos ... Ver más
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¿Estás cansado de ser un espectador pasivo del deporte que amas? En f2o Sports, ¡creemos que los fanáticos ... Ver más
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F2osportsla
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f2o Sports está cambiando la forma en que vemos la propiedad deportiva. Ya no es exclusivo de millonarios. Ahora, ... Ver más
f2o
INVIERTE
EN UN CLUB
DE FÚTBOL
Y CONVIÉRTETE
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f2o Sports está cambiando la forma en que vemos la propiedad deportiva. Ya no es exclusivo de millonarios. Ahora, ... Ver más
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f2o Sports está cambiando la forma en que vemos la propiedad deportiva. Ya no es exclusivo de millonarios. Ahora, ... Ver más
f2o
INVIERTE
EN UN CLUB
DE FÚTBOL
Y CONVIÉRTETE
EN PROPIETARIO.
FORMULARIO EN FACEBOOK
Súmate a f2o Sports
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F2osportsla
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f2o Sports está cambiando la forma en que vemos la propiedad deportiva. Ya no es exclusivo de millonarios. Ahora, ... Ver más
ESTAMOS EVOLUCIONANDO LA PROPIEDAD DEPORTIVA Y TÚ PUEDES SER PARTE DE LA REVOLUCIÓN.
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¿Estás cansado de ser un espectador pasivo del deporte que amás? En f2o Sports, ¡creemos que los fanáticos ... Ver más
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F2osportsla
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f2o Sports está cambiando la forma en que vemos la propiedad deportiva. Ya no es exclusivo de millonarios. Ahora, ... Ver más
INVIERTE EN UN CLUB DE FÚTBOL
OBTÉN LA VICTORIA QUE BUSCAS!
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F2osportsla
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f2o Sports está cambiando la forma en que vemos la propiedad deportiva. Ya no es exclusivo de millonarios. Ahora, ... Ver más
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F2osportsla
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¿Estás cansado de ser un espectador pasivo del deporte que amas? En f2o Sports, ¡creemos que los fanáticos ... Ver más
ASEGURA TU TRIUNFO EN EL JUEGO INVIRTIENDO EN UN CLUB DE FÚTBOL
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¿Estás cansado de ser un espectador pasivo del deporte que amas? En f2o Sports, ¡creemos que los fanáticos ... Ver más
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F2osportsbr
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🏆 Na f2o Sports, estamos lhe dando a oportunidade de fazer parte da revolução esportiva. Não se trata mais apenas ... Ver más
f2o
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A f2o Sports está mudando a forma como vemos a propriedade de esportes. Não é mais exclusiva para ... Ver más
f2o
INVISTA NUM CLUBE DE FUTEBOL E TORNE-SE PROPRIETÁRIO.
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Acompanhe a Revolução ...
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🌟 A f2o Sports lhe oferece a oportunidade de ser dono de um time de futebol, tornar-se um verdadeiro proprietário e ter voz em ... Ver más
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A f2o Sports lhe oferece a oportunidade de ser dono de um time de futebol, tornar-se um verdadeiro proprietário e ter voz em ... Ver más
SUA EQUIPE
SUA VOZ
SEU JOGO.
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A f2o Sports está mudando a forma como vemos a propriedade de esportes. Não é mais exclusiva para ... Ver más
é a mudança completa da indústria do esporte
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A f2o Sports está mudando a forma como vemos a propriedade de esportes. Não é mais exclusiva para ... Ver más
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F2osportsbr
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A f2o Sports está mudando a forma como vemos a propriedade de esportes. Não é mais exclusiva para
... Ver más
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😮 Decentralization + Globalization + Digitalization = Evolution.
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F2osports
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🏆 At f2o Sports, we're giving you the opportunity to be part of the sports revolution. It's no longer just about cheering ... Ver más
BECOME AN OWNER OF A SOCCER CLUB AND DECIDE ITS FUTURE.
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F2osports
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🌐 f2o Sports is changing the way we view sports ownership. It's no longer exclusive to millionaires/billionaires; now, fans ... Ver más
NOW THE FAN HAS THE POWER.
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F2osports
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💪 Tired of being a passive spectator in the sport you love? At f2o Sports, we believe fans deserve more. Become an owner of ... Ver más
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F2osports
Publicidad ·
🏆 At f2o Sports, we're giving you the opportunity to be part of the sports revolution. It's no longer just about cheering ... Ver más
BECOME
AN OWNER OF
A SOCCER CLUB
AND DECIDE
ITS FUTURE.
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Registrarte
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F2osports
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💪 Tired of being a passive spectator in the sport you love? At f2o Sports, we believe fans deserve more. Become an owner of ... Ver más
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F2osports
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💪 Tired of being a passive spectator in the sport you love? At f2o Sports, we believe fans deserve more. Become an owner of ... Ver más
YOUR VOICE,
YOUR TEAM,
YOUR FUTURE.
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F2osports
Publicidad ·
🏆 At f2o Sports, we're giving you the opportunity to be part of the sports revolution. It's no longer just about cheering ... Ver más
BECOME AN OWNER OF A SOCCER CLUB AND DECIDE ITS FUTURE.
FORMULARIO EN FACEBOOK
Register
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2
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Compartir


F2osports
Publicidad ·
🌐 f2o Sports is changing the way we view sports ownership. It's no longer exclusive to millionaires/billionaires; now, fans ... Ver más
NOW THE FAN HAS THE POWER.
Join f2o Sports.
FORMULARIO...
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Sports.
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F2osportsla
Publicidad ·
f2o Sports está cambiando la forma en que vemos la propiedad deportiva. Ya no es exclusivo de millonarios. Ahora, ... Ver más
INVIERTE EN UN CLUB DE FÚTBOL Y CONVIÉRTETE EN PROPIETARIO.
FORMULARIO EN FACEBOOK
Súmate a f2o Sports
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F2osportsla
Publicidad ·
f2o Sports está cambiando la forma en que vemos la propiedad deportiva. Ya no es exclusivo de millonarios. Ahora, ... Ver más
INVIERTE EN UN CLUB DE FÚTBOL Y CONVIÉRTETE EN PROPIETARIO.
FORMULARIO EN FACEBOOK
Invierte en f2o
Registrarte
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F2osportsla
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f2o Sports está cambiando la forma en que vemos la propiedad deportiva. Ya no es exclusivo de millonarios. Ahora, ... Ver más
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F2osportsla
Publicidad
f2o Sports está cambiando la forma en que vemos la propiedad deportiva. Ya no es exclusivo de millonarios. Ahora, ... Ver más
INVIERTE
EN UN CLUB
DE FÚTBOL
Y CONVIÉRTETE
EN PROPIETARIO.
FORMULARIO EN FACEBOOK
Invierte en f2o
Registrarte
1. 262 comentarios 1 vez compartido
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Vista previa en tamaño completo


F2osportsla
Publicidad
f2o Sports está cambiando la forma en que vemos la propiedad deportiva. Ya no es exclusivo de millonarios. Ahora, ... Ver más
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F2osportsla
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¿Estás cansado de ser un espectador pasivo del deporte que amas? En f2o Sports, ¡creemos que los fanáticos ... Ver más
INVIERTE
EN UN CLUB
E FÚTBO
FORMULARIO EN FACEBOOK
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F2osportsla
Publicidad ·
¿Estás cansado de ser un espectador pasivo del deporte que amas? En f2o Sports, ¡creemos que los fanáticos ... Ver más
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A LAS ANTIGUAS
FORMAS DE LAS
FRANQUICIAS
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F2osportsla
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¿Estás cansado de ser un espectador pasivo del deporte que amás? En f2o Sports, ¡creemos que los fanáticos ... Ver más
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F2osportsla
Publicidad
f2o Sports está cambiando la forma en que vemos la propiedad deportiva. Ya no es exclusivo de millonarios. Ahora, ... Ver más
INVERTÍ EN UN CLUB DE FÚTBOL Y CONVERTITE EN PROPIETARIO.
FORMULARIO EN FACEBOOK
Sumate a f2o Sports
Registrarte
651
189 comentarios
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F2osportsla
Publicidad
f2o Sports está cambiando la forma en que vemos la propiedad deportiva. Ya no es exclusivo de millonarios. Ahora, ... Ver más
INVERTÍ EN UN CLUB DE FÚTBOL Y CONVERTITE EN PROPIETARIO.
FORMULARIO EN FACEBOOK
Sumate a f2o Sports
Registrarte
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F2osportsla
Publicidad
f2o Sports está cambiando la forma en que vemos la propiedad deportiva. Ya no es exclusivo de millonarios. Ahora, ... Ver más
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F2osportsla
Publicidad
¿Estás cansado de ser un espectador pasivo del deporte que amás? En f2o Sports, ¡creemos que los fanáticos ... Ver más
F2O SPORTS
FORMULARIO EN FACEBOOK
Dueño de un Equipo Europeo
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F2osportsla
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f2o Sports está cambiando la forma en que vemos la propiedad deportiva. Ya no es exclusivo de millonarios. Ahora, ... Ver más
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F2osportsla
Publicidad
f2o Sports está cambiando la forma en que vemos la propiedad deportiva. Ya no es exclusivo de millonarios. Ahora, ... Ver más
INVERTÍ EN UN CLUB DE FÚTBOL Y CONVERTITE EN PROPIETARIO.
FORMULARIO EN FACEBOOK
Sumate a f2o Sports
Registrarte
8. 250 comentarios
1 vez compartido
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F2osportsla
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¿Estás cansado de ser un espectador pasivo del deporte que amás? En f2o Sports, ¡creemos que los fanáticos ... Ver más
F2O SPORTS
Los fans las personas que consumen el contenido
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F2osportsla
Publicidad ·
f2o Sports está cambiando la forma en que vemos la propiedad deportiva. Ya no es exclusivo de millonarios. Ahora, ... Ver más
FORMULARIO EN FACEBOOK
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F2osportsla
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f2o Sports está cambiando la forma en que vemos la propiedad deportiva. Ya no es exclusivo de millonarios. Ahora, ... Ver más
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F2osportsbr
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Na f2o Sports, estamos lhe dando a oportunidade de fazer parte da revolução esportiva. Não se trata mais apenas ... Ver más
INVISTA EM UM CLUBE DE FUTEBOL E TORNE-SE PROPRIETÁRIO.
FORMULARIO EN FACEBOOK
Investa na f2o.
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F2osportsbr
Publicidad ·
A f2o Sports está mudando a forma como vemos a propriedade de esportes. Não é mais exclusiva para ... Ver más
INVISTA NUM CLUBE DE FUTEBOL E TORNE-SE PROPRIETÁRIO.
FORMULARIO EN FACEBOOK
Junte-se à f2o Sports.
Acompanhe a Revolução ...
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F2osportsbr
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A f2o Sports lhe oferece a oportunidade de ser dono de um time de futebol, tornar-se um verdadeiro proprietário e ter voz em ... Ver más
SUA EQUIPE SUA VOZ SEU JOGO.
Investa na f2o.
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F2osportsbr
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Na f2o Sports, estamos lhe dando a oportunidade de fazer parte da revolução esportiva. Não se trata mais apenas ... Ver más
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F2osportsbr
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A f2o Sports está mudando a forma como vemos a propriedade de esportes. Não é mais exclusiva para ... Ver más
INVISTA NUM CLUBE DE FUTEBOL E TORNE-SE PROPRIETÁRIO.
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Acompanhe a Revolução ...
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F2osportsbr
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A f2o Sports lhe oferece a oportunidade de ser dono de um time de futebol, tornar-se um verdadeiro proprietário e ter voz em ... Ver más
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A f2o Sports está mudando a forma como vemos a propriedade de esportes. Não é mais exclusiva para ... Ver más
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F2osportsbr
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A f2o Sports lhe oferece a oportunidade de ser dono de um time de futebol, tornar-se um verdadeiro proprietário e ter voz em ... Ver más
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F2osportsbr
Publicidad ·
A f2o Sports está mudando a forma como vemos a propriedade de esportes. Não é mais exclusiva para ... Ver más
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F2osportsla
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f2o Sports está cambiando la forma en que vemos la propiedad deportiva. Ya no es exclusivo de millonarios. Ahora, ... Ver más
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Leads → 2.428
Scope → 1.138.040
Frequency → 2.89
Cost per result → $1.14

SPANISH - ARGENTINA

ADS


F2osportsla
Publicidad ·
f2o Sports está cambiando la forma en que vemos la propiedad deportiva. Ya no es exclusivo de millonarios. Ahora, ... Ver más
FORMULARIO EN FACEBOOK
Sumate a f2o Sports
Registrarte
421
4 comentarios
Me gusta
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Leads → 418
Scope → 320.039
Frequency → 1,98
Cost per result → $2,22

ADS


F2osportsla
Publicidad ·
f2o Sports está cambiando la forma en que vemos la propiedad deportiva. Ya no es exclusivo de millonarios. Ahora, ... Ver más
DE FAN A DUEÑO: INVERTÍ EN UN CLUB Y CUMPLÍ TU SUEÑO.
FORMULARIO EN FACEBOOK
Sumate a f2o Sports
Registrarte
82
23 comentarios
Me gusta
Comentar

Leads → 284
Scope → 280.789
Frequency → 1,83
Cost per result → $1,83

PORTUGUESE

ADS


F2osportsbr
Publicidad ·
🏆 Na f2o Sports, estamos lhe dando a oportunidade de fazer parte da revolução esportiva. Não se trata mais apenas ... Ver más
INVISTA EM
UM CLUBE
DE FUTEBOL
E TORNE-SE
PROPRIETÁRIO.
FORMULARIO EN FACEBOOK
Investa na f2o.
Registrarte
143
24 comentarios
Me gusta
Comentar

Leads → 1.031
Scope → 337.447
Frequency → 1,58
Cost per result → $1,85

PORTUGUESE

ADS


F2osportsla
Publicidad ·
f2o Sports está cambiando la forma en que vemos la propiedad deportiva. Ya no es exclusivo de millonarios. Ahora, ... Ver más
DE FAN A DUEÑO: INVERTÍ EN UN CLUB Y CUMPLÍ TU SUEÑO.
FORMULARIO EN FACEBOOK
Sumate a f2o Sports
Registrarte
82
23 comentarios
Me gusta
Comentar

Leads → 284
Scope → 280.789
Frequency → 1,83
Cost per result → $1,83

CREATIVE TESTING INSIGHTS

- The best format to use at scale was IMAGE (static), and long videos in second place.
- Long videos had the best CTR and images in second place.
- Direct CTAs were the best ad copies performers (Invest in…)
- Short videos taken from the docuseries didn't work as well as other ad formats. TEST: short 30 second videos recorder with phone.
- Pain Point: using only brand guidelines, every ad looks pretty similar. We would like to test new things, using brand guidelines and colors, and typography , but using other compositions.

COPYWRITING STRATEGY.



STRATEGY | f2o Sports Ads | Conversion | ENG

Four steps


1. Copywriting
Design
2. Ads
Diversification
3. Matrix
Hypothesis
4. Test
Optimization

1. **Copywriting:** we generate text ideas for ads by applying different formulas of creative writing.

2. **Ads:** we choose and design the ads we want to implement in the campaigns.

3. **Matrix:** we use a bivariate system to analyze the level of diversification of the ads.

4. **Test:** we formulate hypotheses to then assess variations of the ads and optimize their performance.

In the following link, you can access a Google Sheet document to check the complete workflow:
https://docs.google.com/spreadsheets/d/1WQ90Mo3utHhS2fXB_r6txwsQFp_xDY2x/edit


TESTING.

ENGLISH - EEUU

TESTING ADS - 13.11.23

Main text

🌐 f2o Sports is changing the way we view sports ownership. It's no longer exclusive to millionaires/billionaires; now, fans like you can become owners with all the benefits. Sign up today and start earning for your passion.

We want you to have the power.
Join f2o Sports and become an owner.

Queremos que tengas el poder.
Únase a f2o Sports y conviértase en propietario.

Queremos que você tenha o poder.
Junte-se à f2o Sports e torne-se proprietário.

Titles

- ❖ A global community of owners | Una comunidad global de propietarios | Uma comunidade global de proprietários
- ❖ A new way to invest in sports

* The information marked in green are the winners of the test | Campaign name: **MX- Advant+ DINAMIC TEST 9.11.23**

ENGLISH - EEUU

TESTING ADS - 13.11.23

↓ WINNER ↓


F2Q
FANS SHOULD HAVE THE POWER.
INVEST IN A SOCCER CLUB AND BECOME AN OWNER.


F2Q
DECENTRALIZE SPORTS OWNERSHIP AND CHANGE THE HISTORY OF SOCCER FOREVER.
A SOCCER FAN
INVEST IN A SOCCER TEAM TO SEE WHAT HAPPENS


SPORTS OWNERSHIP IS ABOUT TO CHANGE.
INVEST IN A SOCCER CLUB AND BECOME AN OWNER.

* The information marked in green are the winners of the test | Campaign name: **EEUU- Advant+ DINAMIC TEST 13.11.23**

SPANISH - ARGENTINA

TESTING ADS - 9.11.23

Main text

f2o Sports está cambiando la forma en que vemos la propiedad deportiva.

👉🏼 Los fanáticos como tú pueden convertirse en propietarios. Regístrate hoy

____

f2o Sports is changing the way we view sports ownership.

👉🏼 Fans like you can become owners. sign up today

____

A f2o Sports está mudando a forma como vemos a propriedade esportiva.

👉🏼 Fãs como você podem se tornar proprietários. Inscreva-se hoje

Invierte en un equipo de fútbol y conviértete en dueño.

¿Sueñas con ser dueño de un club de fútbol? Con f2o, puedes hacerlo. Anótate hoy en la lista de espera.

Titles

- ❖ Los fans tienen el poder. | The fans have the power | Os fãs têm o poder
- ❖ Decide el futuro de un club.
- ❖ Sé parte de una comunidad global.

* The information marked in green are the winners of the test | Campaign name: **MX- Advant+ DINAMIC TEST 9.11.23**

SPANISH - ARGENTINA

TESTING ADS - 9.11.23

↓ WINNER ↓


NI DAVID BECKHAM,
NI RYAN REYNOLDS.
?
EL PRÓXIMO DUEÑO QUE LLEVARÁ A SU EQUIPO A LO MÁS ALTO PUEDES SER TÚ.


OPCIONES PARA GASTAR TU DINERO SI ERES FAN DE UN CLUB DE FÚTBOL
ENTRADAS
CAMISETAS
MERCHANDISING
F2O
VES UN PARTIDO
TE VUELVES DUEÑO DE UN CLUB
NO RECIBES NADA A CAMBIO
TOMAS LAS DECICIONES QUE IMPORTAN

* The information marked in green are the winners of the test | Campaign name: **MX- Advant+ DINAMIC TEST 9.11.23**

SPANISH - ARGENTINA

TESTING ADS - 7.11.23

			↓ WINNER↓
Main text	💭⚽ Siempre soñaste con ser dueño de un club de fútbol. Ahora puedes hacerlo.	Invierte en un club y conviértete en dueño.	Queremos que tengas el poder. Únete a f2o Sports y conviértete en dueño. We want you to have the power. Join f2o Sports and become an owner. Queremos que você tenha o poder. Junte-se à f2o Sports e torne-se proprietário.
Titles	❖ Suscribirme ❖ Más información ❖ Anotarme en lista de espera		

* The information marked in green are the winners of the test | Campaign name: **ARG - Advant+ DINAMIC TEST 7.11.23**

SPANISH - ARGENTINA

TESTING ADS


F2Q
SPORTS
F2Q


Gasta en entradas

* The information marked in green are the winners of the test | Campaign name: **ARG - Advant+ DINAMIC TEST 7.11.23**

SPANISH - ARGENTINA

TESTING ADS 1.11.23

Main text

🤯 Descentralización + Globalización + Digitalización = Evolución.

#f2oSports está aquí para cambiar las reglas del juego.

Sé parte del juego y pasá de fan a dueño.

⚽ **f2o Sports** 🙌 Tu viaje hacia la propiedad deportiva comienza ahora.

¿Sos fanático de los deportes? ⚽ Cansados de que la mayoría de equipos del mundo estén en manos de unos pocos multimillonarios, **decidimos cambiar las reglas del juego**.

Proponemos que los fans tengan voz en las decisiones a nivel de clubes. 🚀 **El fútbol está evolucionando y vos podés ser parte de ello**.

Con #f2oSports, podés ser propietario de un equipo y elegir la mejor manera de escribir su historia.

¿Estás listo para cambiar el juego?

Titles

- ❖ Registrarme
- ❖ Unirme a la lista de espera
- ❖ Quiero ser parte

* The information marked in green are the winners of the test | Campaign name: **ARG- Adavant+ TEST 1.11.23**

f2o

SPANISH - ARGENTINA

TESTING ADS

↓ WINNER ↓



F2O
MÁS QUE UN FAN
MÁS QUE UN SOCIO
HOY TE CONVERTÍS
EN DUEÑO.



F2O
INVERTÍ EN
UN EQUIPO Y
TRANSFORMATE
EN DUEÑO.

* The information marked in green are the winners of the test | Campaign name: **ARG- Adavant+ TEST 1.11.23**

TESTING 1.11.23

TEST WINNER ADAPTATIONS


F2Q
INVIERTE EN
UN EQUIPO Y
TRANSFÓRMATE
EN DUEÑO.


F2Q
INVEST IN
A TEAM AND
BECOME
AN OWNER.


F2Q
INVEST IN
A TEAM AND
BECOME
AN OWNER.


F2Q
INVESTE
EM UM TIME
E TORNE-SE
PROPRIETÁRIO.

* The information marked in green are the winners of the test | Campaign name: **ARG- Adavant+ TEST 1.11.23**

WEFUNDER LAUNCH TO APPROVE.




ENGLISH.

ENGLISH

TESTING | DPA 1

Main text

Our first crowdfunding round on Wefunder has already started ⚽ Join today.

🌐 f2o Sports is changing the way we view sports ownership. It's no longer exclusive to millionaires/billionaires; now, fans like you can become owners with all the benefits. Sign up today and start earning for your passion.

Titles

- A new way to invest in sports
- A global community of owners
- Be part of a global community

f2o

ENGLISH

TESTING | DPA 1



DO YOU WANT TO OWN A SOCCER CLUB?
INVEST NOW.



FANS SHOULD HAVE THE POWER.
INVEST IN A SOCCER CLUB AND BECOME AN OWNER.



INVEST IN A SOCCER CLUB.
BECOME AN OWNER.

ENGLISH

TESTING | DPA 2


F2O
INVEST IN MULTIPLE SPORTS GLOBALLY.


F2O
A NEW WAY TO INVEST IN SPORTS.


F2O
INVEST IN SPORTS WITH F2O AND BECOME AN OWNER.

ENGLISH

TESTING | COPY - ADS

Main text

🌐 f2o Sports is changing the way we view sports ownership. It's no longer exclusive to millionaires/billionaires; now, fans like you can become owners with all the benefits. Sign up today and start earning for your passion.

🏆 At f2o Sports, we're giving you the opportunity to be part of the sports revolution. It's no longer just about cheering from the stands; it's about making decisions, having a voice and a say in your team's direction, and much more. Join us and go from Fan 2 Owner and let your voice be heard.

💪 Tired of being a passive spectator in the sport you love? At f2o Sports, we believe fans deserve more. Become an owner of a European soccer team and have a voice on real decisions about its future. It's time to join the f2o movement!

Titles

- Different Sports
- Acquire multiple teams
- Be part of a global community

ENGLISH

TESTING | COPY - ADS

Main text

Our first crowdfunding round on Wefunder has started ⚽ Join today.

We are now active on Wefunder, and today you can invest in f2o Sports.

Become an owner of a team and decide its future.

f2o Sports aims to decentralize sports ownership 😎

And you can be a part of it 💪🏽

👉🏽 The first crowdfunding round on Wefunder has already begun. What are you waiting for 🤔 to join?

Titles

- ❖ Different Sports
- ❖ Acquire multiple teams
- ❖ Be part of a global community

ENGLISH

IMAGES - Carousel


NOW THE FAN HAS THE POWER
FOR THE FIRST TIME IN HISTORY, FANS WILL BE ABLE TO OWN A SOCCER TEAM.
WE ARE EVOLVING THE SPORTS INDUSTRY AND YOU CAN BE PART

ENGLISH

IMAGES - Flyers



BECOME
AN OWNER OF
A SOCCER CLUB
AND DECIDE
ITS FUTURE.



YOUR VOICE,
YOUR TEAM,
YOUR FUTURE.

ENGLISH

Image + Video


DO YOU WANT
TO OWN A
SOCCER CLUB?
INVEST WITH F2O AND JOIN A
GLOBAL COMMUNITY OF OWNERS


F
S

ENGLISH

IMAGES - Carrousel


INVEST
IN A CLUB.


BECOME
AN OWNER.


MAKE THE
DECISIONS
THAT MATTER.

ENGLISH

PREVIEW


F2osports
Publicidad ·
🏆 At f2o Sports, we're giving you the opportunity to be part of the sports revolution. It's no longer just about cheering ... Ver más
BECOME AN OWNER OF A SOCCER CLUB AND DECIDE ITS FUTURE.
FORMULARIO EN FACEBOOK
Join f2o Sports.
Registrarte
Me gusta
Comentar
Compartir


F2osports
Publicidad ·
🏆 At f2o Sports, we're giving you the opportunity to be part of the sports revolution. It's no longer just about cheering ... Ver más
YOUR VOICE, YOUR TEAM, YOUR FUTURE.
FORMULARIO EN FACEBOOK
Join f2o Sports.
Registrarte
Me gusta
Comentar
Compartir


F2osports
Publicidad ·
🌐 f2o Sports is changing the way we view sports ownership. It's no longer exclusive to millionaires/billionaires; now, fans ... Ver más
NOW THE FAN HAS THE POWER.
Join f2o Sports.
FORMULARIO...
Registrarte
Me gusta
Comentar
Compartir

ENGLISH

PREVIEW



F2osports
Publicidad
🏆 At f2o Sports, we're giving you the opportunity to be part of the sports revolution. It's no longer just about cheering ... Ver más
F2O SPORTS
FORMULARIO EN FACEBOOK
Get to know f2o.
Registrarte
Me gusta
Comentar
Compartir



F2osports
Publicidad
💪 Tired of being a passive spectator in the sport you love? At f2o Sports, we believe fans deserve more. Become an owner of ... Ver más
F2O SPORTS
FORMULARIO EN FACEBOOK
Register
Registrarte
Me gusta
Comentar
Compartir



F2osports
Publicidad
🌐 f2o Sports is changing the way we view sports ownership. It's no longer exclusive to millionaires/billionaires; now, fans ... Ver más
FORMULARIO EN FACEBOOK
Join f2o Sports.
Registrarte
Me gusta
Comentar
Compartir


SPANISH.

USING WHAT IT WORKED

ADS WITH GREAT PERFORMANCE (to continue using)


F2osportsla
Publicidad ·
f2o Sports está cambiando la forma en que vemos la propiedad deportiva. Ya no es exclusivo de millonarios. Ahora, ... Ver más
INVERTÍ EN UN CLUB DE FÚTBOL Y CONVERTITE EN PROPIETARIO.
FORMULARIO EN FACEBOOK
Sumate a f2o Sports
Registrarte
8. 237 comentarios 1 vez compartido
Me gusta
Comentar


F2osportsla
Publicidad ·
f2o Sports está cambiando la forma en que vemos la propiedad deportiva. Ya no es exclusivo de millonarios. Ahora, ... Ver más
FORMULARIO EN FACEBOOK
Sumate a f2o Sports
Registrarte
421
4 comentarios
Me gusta
Comentar


F2osportsla
Publicidad ·
f2o Sports está cambiando la forma en que vemos la propiedad deportiva. Ya no es exclusivo de millonarios. Ahora, ... Ver más
DE FAN A DUEÑO: INVERTÍ EN UN CLUB Y CUMPLÍ TU SUEÑO.
FORMULARIO EN FACEBOOK
Sumate a f2o Sports
Registrarte
82
23 comentarios
Me gusta
Comentar

NEW COPIES FOR SPANISH

TESTING | COPY - ADS

Main text	Ya comenzó nuestra primera ronda de crowdfunding en Wefunder ⚽ Únete hoy.	¡Hola! Ya estamos activos en Wefunder y hoy mismo puedes invertir en f2o Sports. Conviértete en dueño de un equipo y decide su futuro.	f2o Sports busca descentralizar la propiedad deportiva 😎 Y tú puedes ser parte 💪🏽 👉🏽 La primera ronda de crowdfunding en Wefunder ya comenzó. ¿Qué estás esperando 🤔 para sumarte?
Titles	❖ Más información ❖ Quiero invertir ❖ Conoce más		

SPANISH

IMAGES - Carousel


INVIERTE
EN UN CLUB.
CONVIÉRTETE
EN DUEÑO.
TOMA LAS
DECISIONES
QUE IMPORTAN.

SPANISH

IMAGES&VIDEO - Flyers


¿QUIERES SER DUEÑO DE UN CLUB DE FÚTBOL?
ÚNETE A UNA COMUNIDAD GLOBAL DE PROPIETARIOS


L F S

SPANISH

IMAGES&VIDEO - Flyers


TOMA LAS DECISIONES QUE IMPORTAN

Ideas WIP.



AI backed

Ideas to test - Flyers


UNITED IN PASSION, EQUAL IN OWNERSHIP


Sport Clubs
LIVE
93.86
23:95

AI backed

Ideas to test - Flyers


OUR-OWNERS!
OUR TEAM
FAN-OWNEERS
FAN-OWNERS!


R TEAM
OUR FAN-OWNERS PASSION
UNIITE!
FAN-OWNERSS

AI backed

Ideas to test - Flyers


CLUB DE FÚTBOL E COIBALIBO LA LA COMMUNDILAA
CWNIDIOR
PROFITIALIERS
OWNER
OWNNOR


CLUB DE FÚITBOL DE LA COMMAUNIDA
BALLOTES
BALLOTS
OWNER
PROFIT
PROFITS
OWNER
OWNER
OWNER
OWNER

Ideas to test - Flyers

Feature	Fans	Owners
Club Level Decisions	Limited Influence on club decisions.	Real voice in club level decisions
Club Benefits	Purchase team merch basic level content	Access to exclusive perks, merchandise, real time content, match day exclusives
Financial Returns	No direct economic returns	Potential economic returns for ownership
Team Interaction	Limited or costs money	Unparallel access to behind the scenes engagement with players and staff
Voting	No voice	Owner level voting rights
Direct Involvement w/team and it's future	Passive spectators	Actively shaping the teams future
Access to real time club details	Publicly available information	Access to exclusive club data, stats, and real time decisions


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Ideas to test - Flyers

Reasons to join f2o Sports

- Can own parts of clubs worldwide.
- Real voice in club-level decisions.
- Potential economic returns from ownership.
- Engage in club operations actively.
- Access to exclusive perks and merchandise.
- Access to behind-the-scenes interactions.



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